Exhibit (d)(3)(i)

Mutual Non-Disclosure Agreement

In order to protect certain Confidential Information (as defined below) Veramark Technologies, Inc., for itself and its subsidiaries, affiliates and representatives (the “Company”), and Clearlake Capital Group, L.P., for itself and its subsidiaries, affiliates and representatives (“Participant”), individually referred to as a “Party” and collectively referred to as the “Parties”, agree that:

1.	Effective Date: The effective date of this non-disclosure agreement (“Agreement”) is May 8, 2013 (“Effective Date”).

2.	All Information: The Agreement shall apply to all Confidential Information disclosed between the Parties.

3.	Definitions: Confidential information (“Confidential Information”) generally shall mean all information that is furnished by or on behalf of a Party to or for the other Party, whether in written, oral, electronic, Web site-based, or other form, and any copies, reports, analyses, compilations, or studies which contain, otherwise reflect or are generated from such information; provided, that the information is identified as such pursuant to Section 8 of this Agreement. Confidential Information includes, but is not limited to, customer and vendor-related data, services/support information, and information about products, architectures, software, strategies, plans, techniques, drawings, designs, specifications, technical or know-how data, research and development, ideas, trade secrets, inventions, and patent disclosures that may be disclosed between the Parties.

4.	Disclosure: Without the prior written consent of the other Party, each Party agrees not to issue or release any articles, advertising, publicity or other communication relating to any Confidential Information of the other Party. Additionally, each Party agrees not to disclose that a meeting or discussions are taking or have taken place between the Parties, that Confidential Information has been made available, or that a transaction involving the Parties is under consideration or mentioning or implying the name of the other Party or the status of discussions, except as may be required by law and then only after providing the other Party with an opportunity to review and comment thereon. Participant agrees that any communication regarding a possible transaction will be solely with designated officers, employees or representatives of the Company, including America’s Growth Capital, and further agrees not to discuss any possible transaction with any employee, shareholder, commercial partner, or customer of the Company except as authorized by an officer of the Company or America’s Growth Capital.

5.	Termination: This Agreement shall remain in effect until it is terminated by either Party with thirty (30) days prior written notice. The terms and conditions of this Agreement shall survive any such termination with respect to Confidential Information that is disclosed prior to the effective date of termination. The Parties receiving
Confidential Information (each, a “Recipient”) from the other Parties disclosing Confidential Information (each, a “Discloser”) will use the Confidential Information solely for the purpose of evaluating or undertaking a possible mutually-agreeable financial or other transaction with or regarding the other Party.

6.	Term: Unless the Parties otherwise agree in writing, a Recipient’s duty to protect Confidential Information expires two (2) years from the date of disclosure. A Recipient, upon Discloser’s written request, will promptly return or destroy, at Recipient’s election and with written certification to Company, all Confidential Information received from the Discloser, together with all copies, or certify in writing that all such Confidential Information and copies thereof have been destroyed.

7.	Degree of Care: A Recipient will use the same degree of care, but no less than a reasonable degree of care, as the Recipient uses with respect to its own similar information to protect the Confidential Information. Recipient shall prevent (a) any use of Confidential Information not authorized in this Agreement, (b) dissemination of Confidential Information to any employee of Recipient without a need to know, (c) communication of Confidential Information to any third party or (d) publication of Confidential Information.

8.	Identification of Confidential Information: A Recipient will have a duty to protect Confidential Information (a) if it is marked or accompanied by documents clearly and conspicuously designating them as “confidential” or the equivalent; or (b) if it is identified by the Discloser as confidential before, during or promptly after the presentation or communication; or (c) if it should reasonably be understood as confidential from the nature of the information and/or circumstances under which it is disclosed.

9.

Other Transactions: Notwithstanding any provision of this agreement to the contrary, this agreement shall not limit, restrict or impair the ability of either Party or its Representatives to engage in transactions with respect to securities, instruments and interests of the other party or any other person or entity, so long as such transactions do not violate applicable United States securities laws, provided, however, from and after the date of this agreement and until four (4) months after the date first written above, you will not in any manner, directly or indirectly, without the prior written consent of the Company’s Board of Directors: (i) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, more than 2% of any class of securities or direct or Indirect rights to acquire more than 2% of any class of securities of the Company or any subsidiary, or of any successor to the Company, or more than 2% of any assets of the Company, subsidiary or division thereof or of any such successor; (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” or consents to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person with respect to the voting of any securities of the Company, (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its securities or assets, including, without limitation, any merger, recapitalization, restructuring, liquidation, dissolution, tender offer, exchange offer, reorganization or business combination; (iv) form, join or in any way participate in a “group” (as defined In Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any securities of the Company; (v) otherwise act, alone or in concert with others, to seek control or influence the management, Board of Directors or policies of the Company; or (vi) enter into any discussions, negotiations or arrangements or advise, assist or encourage any other persons in connection with any of the foregoing, except in consideration of a transaction contemplated by this Agreement.

10.	Public Information: This Agreement imposes no obligation upon a Recipient with respect to Confidential Information which (a) the Recipient can demonstrate was already in its possession before receipt from the Discloser; (b) is or becomes publicly available through no fault of the Recipient; (c) is rightfully received by the Recipient from a third party not known to be bound by a duty of confidentiality; or (d) is independently developed by the Recipient without a breach of this Agreement. If a Recipient is required by a government body or court of law to disclose Confidential Information, the Recipient agrees to give the Discloser reasonable advance notice, if legally permissible, so that Discloser may contest the disclosure or seek a protective order at its sole expense, but Recipient may otherwise disclose Confidential Information to the government body or court of law without liability hereunder; provided it will limit the disclosure to only that information necessary to comply with such requirement or law.

11.	Right to Disclose: EACH DISCLOSER WARRANTS THAT IT HAS THE RIGHT TO DISCLOSE ITS CONFIDENTIAL INFORMATION. NO OTHER WARRANTIES ARE MADE AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY EITHER PARTY IN RELATION TO OR AS TO THE ACCURACY OR COMPLETENESS OF THE CONFIDENTIAL INFORMATION. ALL CONFIDENTIAL INFORMATION IS PROVIDED “AS IS”.

12.	No Obligation: This Agreement imposes no obligation on a Party to exchange Confidential Information or to enter into any transaction.

13.	Export Compliance: A Recipient will adhere to all applicable laws and regulations of the U.S. Export Administration and will not export or re-export any technical data or products received from a Discloser, or the direct product of such technical data, to any proscribed country listed in the U.S. Export Administration regulations, or foreign national thereof, unless properly authorized by the U.S. Government.

14.	Intellectual Property: No Party acquires any intellectual property rights under this Agreement except the limited rights necessary to carry out the purposes as set forth in this Agreement. Subject to the obligations of this Agreement, no Party will be precluded from independently developing technology or pursuing business opportunities similar to those covered by this Agreement. Each Party retains sole discretion to assign or reassign the job responsibilities of its employees.

15.	Non-Solicitation: For one year from the Effective Date of this Agreement, Participant agrees not to, either directly or through others, solicit or attempt to solicit any employee of the Company to terminate his, her or its relationship with the Company; provided, that the foregoing will not prohibit Participant from hiring a Company employee who (i) applies for a position with Participant or its affiliates without any specific solicitation or as a result of a general solicitation via advertisements for employment or searches not specifically directed towards employees of the Company; (ii) is hired by a portfolio company of Participant without the knowledge of, direction or encouragement of Participant; or (iii) terminated by the Company.

16.	Damages: Each Party acknowledges that damages for breach of this Agreement may be irreparable; therefore, the injured Party may be entitled to seek equitable relief, including injunction and preliminary injunction, in addition to all other remedies available at law or in equity.

17.	Enforcement: The obligations and duties imposed by this Agreement with respect to any Confidential Information may be enforced by the Discloser of such Confidential Information against any and all Recipients of such Confidential Information.

18.	Jurisdiction: This Agreement is made under, and will be construed according to, the laws of the State of Delaware.

19.	Severability: If any provision of this Agreement is found to be invalid or unenforceable in whole or in part, the Parties agree that such provision shall be reformed and construed to the maximum extent enforceable, and that the remaining provisions shall remain valid and enforceable to the maximum extent compatible with law.

20.	Consent: This Agreement does not create any agency or partnership relationship. This Agreement will not be assignable or transferable without the prior written consent of the other Party. All additions or modifications to this Agreement must be made in writing and must be signed by all Parties. Each Party agrees that facsimile signatures will have the same legal effect as originals signatures and may be used as evidence of execution.

21.	Headings: The headings in this Agreement are included for convenience only and shall neither affect the construction or interpretation of any provision of this Agreement nor affect any of the rights or obligations of the parties to this Agreement.

22.	No Obligation. Nothing in this Agreement or otherwise obligates the Company to share any information to the Participant or to enter into any discussions or negotiations with respect to any transaction(s). The Company shall not be bound to any transaction with the Participant unless and until a definitive agreement is executed and delivered by the parties. For avoidance of doubt, Participant also shall be under no obligation to affect an investment or enter into a transaction with the Company. The Company acknowledges that, as a private equity investor, Participant considers, makes, and has made investments in a variety of markets and that Participant’s participation in the evaluation of the Company for an investment may enhance the understanding of Participant, its affiliates and its and their representatives of the markets in which Participant, its affiliates and its and their representatives may now, or in the future, compete as a principal investor or operator and that such further understanding will not, in and of itself, be considered a violation of this Agreement, provided that Participant does not breach this Agreement. In addition, Company acknowledges that Participant, its affiliates (including its portfolio companies) and its and their representatives are or may become involved in businesses that are similar or identical to Company’s business, and Company agrees that Participant, its affiliates (including its portfolio companies) and its and their representatives shall not be restricted or prohibited from operating their respective businesses in the ordinary course, including those businesses that compete with Company’s business, or from making any investments in any such businesses, provided Participant does not breach this Agreement.

Veramark Technologies, Inc.		Clearlake Capital Group, L.P.

By:	/s/ Anthony C. Mazzullo	By:	/s/ Behdad Eghbali

Name:	Anthony C. Mazzullo	Name:	Behdad Eghbali
Title:	President, Chief Executive Officer	Title:	Manager
Address:	1565 Jefferson Road Suite 120	Address:	233 Wilshire Boulevard, Suite 800
City, State, Zip:	Rochester, NY 14623	City, State, Zip:	Santa Monica, California 90401
Date:	May 8, 2013	Date:	May 8, 2013